SCMP GROUP

NEWSPAPER RETAIL

82-3327

Direct Line 852 2680 8805
Direct Fax 852 2680 8860

BY REGISTERED POST



9 February 2004

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Dear Sirs

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Appointment of Director

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosures

04 FEB 17 7:21

South China Morning Post

Business B3

9 February 2004

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

Announcement

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") is pleased to announce that Ms. Kuok Hui Kwong has been appointed as Director of the Company with effect from 6 February 2004.

The Board would like to welcome Ms. Kuok Hui Kwong to the Board.

On behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 6 February 2004

* *For identification purpose only*

Ming Pao Daily News

B11

9 February 2004

SCMP Group Limited

SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

公 佈

SCMP集團有限公司(「本公司」)董事會(「董事會」)欣然宣布，郭惠光女士已獲委任為本公司之董事，由二零零四年二月六日起生效。

董事會謹此歡迎郭惠光女士加入董事會。

代表董事會
主席
郭孔演

香港，二零零四年二月六日

* 僅供識別